Exhibit 99.1

Kamada Reports First Quarter 2026 Financial Results and Affirms 2026 Annual Guidance;

Expecting Significantly Stronger Remainder of the Year

●	Q1-2026 Revenue of $45.2 Million, up 3% Year-over-Year; Adjusted EBITDA of $11.6 Million, representing a Robust 26% Margin of Revenues; Net Income of $4.1 Million, up 4% Year-over-Year

●	Underlying Demand for the Company’s Products Continues to Increase, Supporting the Company’s Expectation for a Significantly Stronger Remainder of 2026

●	Company Affirms 2026 Annual Guidance of $200 Million – $205 Million in Revenues and $50 Million – $53 Million of Adjusted EBITDA, Representing Annual Double-Digit Organic Profitable Growth

●	Q1-2026 Results Impacted by Temporary Shipment Delay of a Single Order, Subsequently Delivered during April

●	Company Continues to Evaluate Near-Term Business Development and M&A Transactions to Further Enhance Long-Term Profitable Growth

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – May 13, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today announced financial results for the three months ended March 31, 2026.

“Our operational and financial performance in 2026 is off to a solid start, with first quarter revenues and adjusted EBITDA in line with our expectations,” said Amir London, Kamada’s Chief Executive Officer. “Total revenues for the first quarter were $45.2 million, an increase of approximately 3% year-over-year, and adjusted EBITDA was $11.6 million, representing a robust 26% margin of revenue. Net income for the quarter was $4.1 million, up 4% year-over-year. While temporary shipment delay of a single order, subsequently delivered during April, affected first quarter financial results, importantly, the underlying demand of our products, including for KEDRAB® in the U.S. market as well as KAMRAB® and VARIZIG® in ex-U.S. markets, continues to increase, supporting our confidence for a significantly stronger remainder of 2026. We are reiterating our 2026 annual guidance of $200 million to $205 million in revenues and $50 million to $53 million of adjusted EBITDA, respectively, representing 12% and 23% growth when comparing 2026 guidance mid-points to 2025 results.”

“In 2026, our focus remains on the expansion of our entire commercial product portfolio, including our six FDA-approved specialty plasma-derived products. In our Distribution segment, growth is supported by the launch of additional biosimilar products in the Israeli market, as well our expansion of the Distribution business to the MENA region. We are ramping up plasma collection in our three FDA-approved Texas-based plasma centers, which are expected to provide significant capacity of specialty and normal source plasma collection, strengthening our vertical integration and supporting continued growth. Lastly, we continue to make progress evaluating and securing near-term new business development and M&A opportunities that will enrich our current portfolio and generate synergies with our existing commercial operations,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2026

●	Total revenues were $45.2 million in the first quarter of 2026, an increase of 3% compared to $44.0 million in the first quarter of 2025. The increase in revenues year-over-year was primarily driven by increased sales of KEDRAB, as well as increased sales in our Distribution segment.

●	Gross profit and gross margins were $19.1 million and 42%, respectively, in the first quarter of 2026, compared to $20.7 million and 47%, respectively, in the first quarter of 2025. The reduction in gross margin year-over-year was affected by products and markets’ sales mix.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $12.1 million in the first quarter of 2026, compared to $13.0 million in the first quarter of 2025. The decrease was driven by a reduction in R&D expense related to the termination of the Phase 3 InnovAATe clinical trial, offset by increases in S&M and G&A expenses related to our investments in the overall growth of the commercial product portfolio.

●	Net income was $4.1 million, or $0.07 per diluted share, in the first quarter of 2026, up 4% as compared to $4.0 million, or $0.07 per diluted share, in the first quarter of 2025.

●	Adjusted EBITDA, as detailed in the tables below, was $11.6 million in the first quarter of 2026, equivalent to the adjusted EBITDA reported in the first quarter of 2025.

●	Cash used in operating activities was $0.3 million in the first quarter of 2026, as compared to cash used in operating activities of $0.5 million in the first quarter of 2025.

Balance Sheet Highlights

As of March 31, 2026, Kamada had cash and cash equivalents and short-term investment totaling $73.1 million, as compared to $75.5 million as of December 31, 2025. The Company recorded $0.3 million in cash used in operating activities, net cash used in investment activities of $1.0 million, net cash used in financing activities of $0.9 million and exchange differences on balances of cash and cash equivalent of $0.2 million, collectively resulting in an overall decrease in cash balance.

Recent Corporate Highlights

●	Announced U.S. Food and Drug Administration (FDA) approval of Kamada Plasma’s collection center in San Antonio, TX. The approval was obtained following an on-site inspection made by the FDA during February 2026. The center is now cleared to commence commercial sales of normal source plasma.

●	Announced the payment of a cash dividend of $0.25 (approximately NIS 0.77) per share on the Company’s ordinary shares (totaling approximately $14.4 million). The cash dividend was paid on April 7, 2026, to shareholders of record at the close of business on March 23, 2026.

Fiscal 2026 Guidance

Kamada is reiterating its 2026 annual financial guidance of total revenues in the range of $200 million to $205 million and adjusted EBITDA in the range of $50 million to $53 million, representing year-over-year increase of 12% in revenues and 23% in adjusted EBITDA based on mid-point of 2026 annual guidance.

Conference Call Details

Kamada management will host an investment community conference call on Wednesday, May 13, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689- 8263 (International) using conference I.D. 13760232. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1760803&tp_key=7219e3b56c

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2026 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties' pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) the Company’s expectation for a significantly stronger remainder of 2026, 2) the Company’s reiterated 2026 annual guidance of $200 million to $205 million in revenues and $50 million to $53 million of adjusted EBITDA; 3) continued increase in underlying demand for the Company’s products, including KEDRAB® in the U.S. market and KAMRAB® and VARIZIG® in ex-U.S. markets; 4) the expansion of the Company’s entire commercial product portfolio and the Distribution segment, including expansion to the MENA region and launch of additional biosimilar products in Israel; 5) ramp-up of plasma collection operations at the Company’s plasma collection centers and the expected contribution of such operations to the Company’s vertical integration and continued growth; 6) the Company’s evaluation of and securing near-term new business development and M&A opportunities to further enhance long-term profitable growth; 7) the anticipated enrichment of the Company’s marketed products portfolio and generation of synergies with its existing commercial operations; and 8) the development and commercialization of additional product candidates targeting areas of significant unmet medical need. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on establishment and timing of business initiatives, Kamada’s ability to find near-term business development and M&A transactions and leverage such opportunities and successfully integrate such opportunities with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

---tables to follow---

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of		As of
	March 31,		December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in Thousands
Assets
Current Assets
Cash and cash equivalents	$32,922	$76,250	$75,469
Short-term investments	40,225	-	-
Trade receivables, net	36,515	27,876	27,007
Other accounts receivables	4,136	6,016	5,656
Inventories	85,437	78,358	84,943
Total Current Assets	199,235	188,500	193,075

Non-Current Assets
Property, plant and equipment, net	41,463	37,406	41,367
Right-of-use assets	8,908	9,539	8,900
Intangible assets and other long-term assets	95,676	101,422	97,511
Goodwill	30,313	30,313	30,313
Contract assets	7,426	7,925	7,544
Total Non-Current Assets	183,786	186,605	185,635
Total Assets	$383,021	$375,105	$378,710
Liabilities
Current Liabilities
Current maturities of lease liabilities	$2,198	$1,780	$2,121
Current maturities of other long term liabilities	10,643	10,889	9,923
Trade payables	21,938	24,854	23,242
Other accounts payables	24,930	19,319	12,108
Deferred revenues	67	205	-
Total Current Liabilities	59,776	57,047	47,394

Non-Current Liabilities
Lease liabilities	9,443	9,318	9,440
Contingent consideration	20,910	21,216	20,372
Other long-term liabilities	29,925	32,990	30,113
Deferred taxes	2,866	2,061	1,651
Employee benefit liabilities, net	714	516	670
Total Non-Current Liabilities	63,858	66,101	62,246

Shareholder’s Equity
Ordinary shares	15,078	15,074	15,078
Additional paid in capital net	268,360	268,160	268,283
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(6)	(117)	177
Capital reserve from share-based payments	6,434	5,266	5,711
Capital reserve from employee benefits	374	372	385
Accumulated deficit	(27,363)	(33,308)	(17,074)
Total Shareholder’s Equity	259,387	251,957	269,070
Total Liabilities and Shareholder’s Equity	$383,021	$375,105	$378,710

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in Thousands
Revenues from proprietary products	$36,227	$40,017	$156,206
Revenues from distribution	9,013	4,001	24,254

Total revenues	45,240	44,018	180,460

Cost of revenues from proprietary products	18,202	19,738	83,928
Cost of revenues from distribution	7,922	3,531	20,125

Total cost of revenues	26,124	23,269	104,053

Gross profit	19,116	20,749	76,407

Research and development expenses	2,181	4,246	12,995
Selling and marketing expenses	4,753	4,510	18,455
General and administrative expenses	5,229	4,198	18,724
Other expenses	-	-	-
Operating income (loss)	6,953	7,795	26,233

Financial income	425	534	1,921
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(261)	251	(1,171)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(1,538)	(1,775)	(2,652)
Financial expenses	(188)	(192)	(864)
Income before tax on income	5,391	6,613	23,467
Taxes on income	(1,259)	(2,649)	(3,269)

Net Income (loss)	$4,132	$3,964	$20,198

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	90	(114)	1,069
Net amounts transferred to the statement of profit or loss for cash flow hedges	(273)	(54)	(943)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(11)	8	21
Total comprehensive income (loss)	$3,938	$3,804	$20,345

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.07	$0.07	$0.35
Diluted net earnings per share	$0.07	$0.07	$0.35

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2026	2025	2025
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Operating Activities
Net income	$4,132	$3,964	$20,198

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,851	3,611	14,918
Financial expenses, net	1,562	1,182	2,766
Cost of share-based payment	800	175	845
Taxes on income	1,259	2,649	3,269
Gain from sale of property and equipment	-	(8)	(8)
Change in employee benefit liabilities, net	31	16	183
	7,503	7,625	21,973
Changes in asset and liability items:

Increase in trade receivables, net	(9,757)	(6,557)	(5,407)
Decrease (increase) in other accounts receivables	1,288	(671)	(535)
Decrease (increase) in inventories	(494)	461	(6,124)
Decrease in deferred expenses	119	94	475
Decrease in trade payables	(1,446)	(3,748)	(6,870)
Increase (decrease) in other accounts payables	(1,897)	(2,044)	950
Increase (decrease) in deferred revenues	67	34	(171)
	(12,120)	(12,431)	(17,682)
Cash received (paid) during the period for:

Interest paid	(187)	(176)	(864)
Interest received	425	534	1,921
Taxes paid	(44)	(29)	(56)
	194	329	1,001

Net cash provided by (used in) operating activities	$(291)	$(513)	$25,490

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Three months period Ended		Year Ended
	March, 31		December 31,
	2026	2025	2025
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(973)	$(1,468)	$(9,846)
Investment in short term investments, net	(40,225)	-	-
Proceeds from sale of property and equipment	-	8	8
Net cash used in investing activities	(41,198)	(1,460)	(9,838)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	-	46	50
Repayment of lease liabilities	(389)	(14)	(972)
Dividends Paid	-	-	(11,534)
Repayment of other long-term liabilities	(467)	(325)	(5,889)
Net cash used in financing activities	(856)	(293)	(18,345)

Exchange differences on balances of cash and cash equivalent	(202)	81	(273)

Decrease in cash and cash equivalents	(42,547)	(2,185)	(2,966)

Cash and cash equivalents at the beginning of the period	75,469	78,435	78,435

Cash and cash equivalents at the end of the period	$32,922	$76,250	$75,469

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$439	$352	$1,221
Purchase of property and equipment and Intangible assets	$683	$1,103	$2,523

NON-IFRS MEASURES

	Three months period Ended March 31,		Year ended December 31,
	2026	2025	2025
	U.S. Dollars in thousands
Net income	$4,132	$3,964	$20,198
Taxes on income	1,259	2,649	3,269
Financial expense, net	1,562	1,182	2,766
Depreciation and amortization expense	3,851	3,611	14,924
Non-cash share-based compensation expenses	800	175	845
Adjusted EBITDA	$11,604	$11,581	$42,002